FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Sale of 3G Mobile Telecommunications GmbH	3

TELEFÓNICA MÓVILES AND MOBILKOM AUSTRIA REACH AGREEMENT ON THE SALE OF 3G MOBILE

  Transaction marks first transfer of UMTS spectrum in Europe.

Vienna, 23 December 2003.- Telefónica Móviles and mobilkom austria have reached an agreement by which mobilkom austria has acquired 3G Mobile Telecommunications GmbH, the Austrian affiliate of Telefónica Móviles and owner of a UMTS mobile telephony license.

The transaction marks the first sale of UMTS spectrum in Europe and as such could point the way to future agreements between operators.

The sale has already received the approval of RTR GmbH, the Austrian regulator. In accordance with Austrian legislation, mobilkom austria has agreed to sell part of the 9.8 MHz. spectrum before 31 January 2005. As a result, mobilkom austria will in the long term have at least 14.8 MHz. of UMTS-spectrum, enabling it to have an efficient and cost-effective UMTS network whose beneficiaries will be the Austrian mobile phone users.

Following its acquisition, 3G Mobile will continue to function as a self-contained unit of mobilkom austria, which as owner will assume all of 3G Mobile's obligations arising from ownership of the UMTS license.

Telefónica Móviles obtained a UMTS license in Austria in the auction process held by the Austrian government in November, 2000. Subsequently, in July 2002, Telefónica Móviles announced the decision to redefine its operations in Austria, given the delay in the availability of UMTS technology. In parallel, the company carried out a complete writedown of the assets of 3G Mobile and provisioned for its restructuring costs.

About Telefónica Móviles

Telefónica Móviles, which manages all the cellular telephony assets of the Telefónica Group, is the world's fifth-largest mobile operator in terms of managed clients, with more than 50 million active customers worldwide. It is a leader in the growing markets of Spain and Latin America, and also has operations in the Mediterranean Basin. Telefónica Móviles shares trade on the Spanish stock markets and on the New York Stock Exchange, under the symbol TEM.

About mobilkom austria

mobilkom austria, the leading mobile network operator of Austria, was founded in 1996, and since then has remained Telekom Austria Group's most successful venture.

In the third quarter of 2003, mobilkom austria group counted more than 4.6 million customers and 3655 employees - bringing in revenue of 537.1 million EUR. In the third quarter of 2003 also saw a EBITDA increase to 208.0 million EUR.
mobilkom austria has passed another milestone - Europe`s first national UMTS network was launched on September 25, 2002 and the customer launch of the third generation started on April 25, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	December 29th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors